SECURI[barcode]SSION

06006026

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50868

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Rosenthal Collins Equities, L.L.C.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

216 West Jackson Boulevard, 4th floor
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maureen C. Downs — 312-795-7998
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

PROCESSED
JUN 08 2006
THOMSON FINANCIAL

RECEIVED MAR 01 2006

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Maureen C. Downs, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of Rosenthal Collins Equities, L.L.C., as of December 31, 2005, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the 24th day of February 2006

Nancy J. Simenson

OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

Signature

Executive Vice President
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Rosenthal Collins Equities, L.L.C.

Statement of Financial Condition

December 31, 2005

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants

Independent Auditors' Report

Member of
Rosenthal Collins Equities, L.L.C.

We have audited the accompanying statement of financial condition of Rosenthal Collins Equities, L.L.C. as of December 31, 2005 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Rosenthal Collins Equities, L.L.C. as of December 31, 2005 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
January 31, 2006

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

Rosenthal Collins Equities, L.L.C.
Statement of Financial Condition
December 31, 2005

Assets

Cash	$ 2,744
Receivable from clearing brokers	3,668,530
Securities owned, pledged	3,791,158
Exchange membership, at cost (fair value $147,500)	197,700
Computer equipment, software and leasehold improvements, net	148,337
Other assets	30,627
Total assets	$ 7,839,096

Liabilities and Member's Equity

Liabilities	
Securities sold, not yet purchased	$ 4,022,959
Accounts payable	167,901
Total	4,190,860
Member's equity	3,648,236
Total liabilities and member's equity	$ 7,839,096

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Business—Rosenthal Collins Equities, L.L.C. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission, buying, selling and dealing as principal in securities and certain derivative financial instruments for its own account. All of the Company's transactions are cleared through other broker-dealers. The Company is a wholly owned, guaranteed subsidiary of Rosenthal Collins Group, L.L.C. (the "Parent").

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities and Derivative Financial Instruments—Proprietary securities and derivative financial instruments transactions are recorded on trade date. Securities owned and securities sold, not yet purchased and open futures and options on futures contracts are carried at fair value, with resulting unrealized gains and losses reflected in revenue.

Exchange Membership—Membership in an exchange is held for operating purposes and is carried at cost.

Computer Equipment, Software and Leasehold Improvements—Computer equipment is depreciated using the straight-line method over the estimated useful lives of the equipment. Software is amortized using the the straight-line method over its estimated useful life. Leasehold improvements are amortized using the straight-line method over the lesser of the lease term or the economic useful life of the improvement.

Income Taxes—Under provisions of the Internal Revenue Code, the Company is treated as a division of its Parent. Accordingly, the Company's taxable income or loss is included in the tax return of the Parent, which is an entity not subject to income tax.

Fair Value of Financial Instruments—Substantially all of the Company's assets and liabilities, other than computer equipment, software and leasehold improvements, are considered financial instruments and, except for exchange memberships, are reflected at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Note 2 Securities Owned and Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, at December 31, 2005 consist of:

	Marketable Securities Owned	Marketable Securities Sold, Not Yet Purchased
Equity securities	$ 3,791,158	$ 4,022,234
Equity options		725
Total	$ 3,791,158	$ 4,022,959

Amounts receivable from and financial instruments held at the Company's clearing brokers collateralize securities sold, not yet purchased and amounts due to the clearing broker, if any, and may serve to satisfy regulatory or clearing broker margin requirements.

Note 3 Computer Equipment, Software and Leasehold Improvements

Computer equipment, software and leasehold improvements at December 31, 2005 consist of:

Computer equipment	$ 191,969
Leasehold improvements	15,329
Software	9,074
	216,372
Accumulated depreciation and amortization	(68,035)
Net	$ 148,337

Note 4 Related-Party Transactions

Certain expenses of the Company, including office space, information technology, communications and administrative services, are paid by the Parent. The Company reimburses the Parent monthly for its share of allocable expenses and for actual costs incurred. At December 31, 2005, accounts payable includes $85,606 due to the Parent for such expenses.

Note 5 Commitments and Contingencies

Pursuant to a noncancelable operating lease agreement that expires on December 31, 2006, the Company leases space for a branch office. At December 31, 2005, the aggregate minimum annual rental commitment remaining under this lease, exclusive of additional payments that may be required for certain increases in operating expenses and taxes, is $31,773.

Note 6 Financial Instruments

In connection with its proprietary trading activities, the Company enters into transactions involving certain derivative financial instruments, primarily exchange-traded futures contracts on equity-based indexes and options on equities. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market Risk—Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between the derivative financial instruments and the volatility and liquidity in the markets in which the derivative financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

In addition, the Company sells securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at December 31, 2005, at market values of the related securities and would incur a loss if the market value of the securities were to increase subsequent to December 31, 2005.

Credit Risk—Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded derivative financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements of the margin requirements of the individual exchanges.

Concentrations of Credit Risk—All of the Company's transactions are cleared by two clearing brokers. Cash and derivative financial instruments on deposit with the clearing brokers collateralize amounts due to the clearing brokers and serve to satisfy margin requirements. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. The Company attempts to minimize this credit risk by monitoring the creditworthiness of its clearing brokers.

Note 7 Net Capital Requirements

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6-2/3 percent of "aggregate indebtedness," as those terms are defined. Net capital changes from day to day, but at December 31, 2005, the Company had net capital and net capital requirements of approximately $2,015,000 and $100,000, respectively. The net capital rule may effectively restrict the withdrawal of capital by the Parent.